UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________
Commission file number 001-15885
MATERION CORPORATION
SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)
MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Hts., Ohio 44124
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation
Savings and Investment Plan
Required Information

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2010	3

Notes to Financial Statements	4-11

Schedule required to be filed under ERISA

a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibits

23.1 Consent of Ernst & Young LLP, Independent Registered	14
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have audited the accompanying statements of net assets available for benefits of the Materion Corporation (formerly known as Brush Engineered Materials Inc.) Savings and Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
June 28, 2011

Materion Corporation
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets

Investments	$194,555,358	$150,148,074

Receivables:
Employer contributions	35,033	3,612
Participant contributions	176,129	122,801
Notes receivable from participants	4,293,874	3,834,291

Total receivables	4,505,036	3,960,704

Pending sales	182,170	173,830

Total Assets	199,242,564	154,282,608

Liabilities

Benefit claims payable	21	0

Net assets available for benefits	$199,242,543	$154,282,608

See accompanying notes to financial statements.

Materion Corporation
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions

Net investment income:
Net appreciation in fair value of investments	$28,736,996
Interest and dividends	3,800,255

Interest income on notes receivable from participants	119,550

Contributions:
Participants	8,274,895
Employer	1,381,416
Catch-up	420,763
Rollover	870,200

10,947,274

Assets transferred from Barr and Academy	13,943,742

Total additions	57,547,817

Deductions

Benefit payments	12,541,288
Administration fee	30,365
Corrective distributions	11,098
Defaulted loans	5,131

Total deductions	12,587,882

Net increase	44,959,935

Net assets available for benefits:
Beginning of year	154,282,608

End of year	$199,242,543

See accompanying notes to financial statements.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
and Year Ended December 31, 2010
NOTE A — Description of the Plan
The following description of the Materion Corporation Savings and Investment Plan (Plan) (formerly the Brush Engineered Materials Inc. Savings and Investment Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that covers certain eligible employees of Materion Corporation (Company) (formerly Brush Engineered Materials Inc.) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. At the beginning of the year, basic contributions were matched by the Company at the rate of 0% of such contributions for those participants at locations covered under the defined benefit pension plan and 25% for those participants at locations not covered under the defined benefit pension plan. Effective for pay periods ending on and after April 3, 2010, the Company matching contributions were reinstated at 25% for those participants at locations covered under the defined benefit pension plan and 50% for those participants at locations not covered under the defined benefit pension plan. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company’s Board of Directors.
An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.
An employee’s contributions made to the Plan on a pre-tax basis may not exceed certain IRS maximum amounts. The maximum amount is $16,500 in 2010. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2010, the maximum amount for a catch-up contribution is $5,500. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.
Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. Participants can also transfer amounts between fund options on each investment change date.
The Company made PAYSOP contributions to the Plan for plan years 1984 through 1986.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
Vesting
All employee and Company contributions are fully vested at all times.
Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant’s account immediately prior to the loan and evidenced by a promissory note executed by the participant.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company contributions credited to the employee’s account plus or minus any net gain or loss thereon.
The value of distributions and withdrawals is based on the value of a participant’s account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant’s account as of such valuation date.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):
(i)	Lump sum payment in cash;

(ii)	Lump sum payment in cash, except that a participant’s interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

(iii)	Periodic distributions, not more frequently than monthly, of at least $200.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.
Plan Amendments
Employees of the Barr Associates, Inc. acquisition entered into the Plan effective January 1, 2010. Employees of the Academy Corporation acquisition entered into the Plan effective May 1, 2010. On April 30, 2010, assets held by both acquisitions prior plans were merged into the Plan.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
Note B — Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note H for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2009 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE C — Investments
During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value of
Investments

Materion Common Stock	$14,161,304
Equity securities	14,575,692

$28,736,996

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2010		2009
Materion Common Stock	$22,937,168		$13,183,534
Fidelity Blue Chip Growth Fund	23,805,725		20,542,878
Fidelity Diversified International Fund	16,117,905		16,574,465
Fidelity Money Market Trust: Retirement Money Market Portfolio	18,316,352		19,545,987
PIMCO Total Return Fund	23,118,434		19,068,731
Spartan 500 Index Fund	14,648,611		13,328,752
Vanguard Asset Allocation Fund	8,290,217	*	8,237,572

*	This value was not 5% or more of the Plan’s asset in 2010. It is being shown for comparative purposes only

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE D — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE E — Transactions with Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted above or pursuant to the trust by the Plan. Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.
During 2010, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$12,511,506
Sales	16,308,439
NOTE F — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE G — Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
NOTE H — Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.
ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2	Observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

Level 3	Unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.
Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
Equity securities: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.
Interest bearing cash: Valued at the net asset value (NAV) of shares held by the plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Materion Corporation
Savings and Investment Plan
Notes to Financial Statements — Continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Materion Common Stock	$22,937,168	$—	$—	$22,937,168
Equity securities
U.S. (a)	131,700,095	—	—	131,700,095
International (b)	18,972,613	—	—	18,972,613
Interest bearing cash (c)	20,945,482	—	—	20,945,482

Total investments	$194,555,358	$—	$—	$194,555,358

(a)	Mutual funds that invest in various sectors of the U.S. market.

(b)	Mutual funds that invest in non-U.S. companies primarily in developed countries that are generally considered to be value stocks.

(c)	Money market funds that invest in U.S. dollar denominated securities with an income objective that seeks to preserve the value of the investment at $1.00 per share.

Materion Corporation
Savings and Investment Plan
EIN: 34-1919973 Plan Number — 003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

	Description	Current
Identity of Issue	of Investment	Value

Materion Corporation Common Stock *	593,612.000 shares	$22,937,168

Equity securities:

DFA Emerging Markets Value I Fund	62,689.711 shares	2,266,860

DFA U.S. Large Cap Value Fund	450,288.508 shares	9,059,805

Dodge & Cox International Stock Fund	16,461.710 shares	587,848

Fidelity Blue Chip Growth Fund*	524,933.309 shares	23,805,725

Fidelity Diversified International Fund*	534,590.534 shares	16,117,905

Fidelity Freedom 2000 Fund*	17,425.378 shares	208,059

Fidelity Freedom 2005 Fund*	16,082.039 shares	173,847

Fidelity Freedom 2010 Fund*	313,025.631 shares	4,254,018

Fidelity Freedom 2015 Fund*	380,374.167 shares	4,313,443

Fidelity Freedom 2020 Fund*	616,198.184 shares	8,497,373

Fidelity Freedom 2025 Fund*	412,240.179 shares	4,749,007

Fidelity Freedom 2030 Fund*	346,305.405 shares	4,768,625

Fidelity Freedom 2035 Fund*	261,393.565 shares	2,998,184

Fidelity Freedom 2040 Fund*	335,329.800 shares	2,685,992

Fidelity Freedom 2045 Fund*	85,330.794 shares	809,789

Fidelity Freedom 2050 Fund*	61,431.329 shares	576,226

Fidelity Freedom Income Fund*	98,661.319 shares	1,112,900

Harbor Small Cap Value Institutional Class	161,100.728 shares	3,155,963

Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio Class P	232,295.979 shares	3,082,568

PIMCO Total Return Fund Administrative Class	2,130,731.284 shares	23,118,434

Spartan 500 Index Fund	329,330.275 shares	14,648,611

Third Avenue Real Estate Value Fund	131,740.574 shares	3,051,112

Vanguard Asset Allocation Fund	339,068.197 shares	8,290,217

Vanguard Mid Capitalization Index Signal Fund	244,449.188 shares	7,111,027

Vanguard Inflation-Protected Securities Fund	48,127.249 shares	1,229,170

		150,672,708

Interest bearing cash:

Fidelity Employee Benefits Money Market Fund*	1,307,595.020 shares	1,307,595

Fidelity Money Market Trust: Retirement Money Market Portfolio*	18,316,351.720 shares	18,316,352

Fidelity U.S. Treasury Money Market Fund*	1,321,535.250 shares	1,321,535

		20,945,482

Participant loans *	Interest rates ranging from 0.48% to 9.25% with maturity dates through 2038	4,293,874

		$198,849,232

*	Party-in-interest to the Plan.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MATERION CORPORATION SAVINGS AND INVESTMENT PLAN
Date: June 28, 2011	By:	/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary Materion Corporation